Primech Holdings Ltd

23 Ubi Crescent

Singapore 408579

December 5, 2024

U.S. Securities & Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE

Attn: Kate Beukenkamp

Re:	Primech Holdings Ltd
Registration Statement on Form F-3
Filed November 29, 2024
File No. 333-283525

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Primech Holdings Ltd. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 a.m. ET on December 9, 2024, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kin Wai Ho
Kin Wai Ho
Director and Chief Executive Officer

cc:	Lawrence Venick, Esq.,
Loeb & Loeb LLP